09056260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

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RECD S.E.C.
MAR 3 2009
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Robinson Humphrey, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2500
(No. and Street)

Atlanta	GA	30308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young, LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allan Jr. Blvd	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/16

BB 3/24

OATH OR AFFIRMATION

I, Donald Morris swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires Dec 7, 2009

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2008
With Reports of Independent Registered Public Accounting Firm

0902-1031732

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

For the Year Ended December 31, 2008

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2009

0902-1031732

A member firm of Ernst & Young Global Limited

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

As of December 31, 2008
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	116,498
Cash and securities segregated under Federal and other regulations		14,119
Receivables from brokers and dealers		12,074
Customer receivables		10,899
Securities purchased under agreements to resell *(Note 3)*		2,107,867
Securities owned:		
U.S. government and agency obligations		659,489
State and municipal obligations		139,135
Corporate debt and equities		439,486
Commercial paper and certificates of deposit		511,946
Securities not readily marketable		20,000
Other		10,603
Total securities owned (including encumbered securities of $838,561)		1,780,659
Accrued interest and other income receivable		37,621
Secured demand note receivable from Parent		160,000
Other intangible assets		366
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $51,710		12,971
Goodwill		123,340
Receivables for unsettled securities transactions		19,634
Income tax receivable from the parent		53,935
Deferred taxes		33,575
Other assets		23,207
Total assets	$	4,506,765
Liabilities		
Securities sold but not yet purchased	$	365,405
Securities sold under agreements to repurchase *(Note 3)*		2,549,480
Accrued compensation and benefits		39,712
Accrued interest payable and other liabilities		104,251
Due to related parties		76,737
Lines of credit payable to related parties		385,000
Other short-term borrowings		395,103
Customer payables		2,798
Payables to brokers and dealers		15,290
Total liabilities		3,933,776
Commitments and contingencies		
Subordinated demand note payable to Parent		160,000
Shareholder's equity:		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		429,870
Retained earnings		(16,981)
Total shareholder's equity		412,989
Total liabilities and shareholder's equity	$	4,506,765

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2008
(In Thousands)

Revenues	
Corporate finance fees, net	$ 111,672
Interest	116,284
Commissions	52,647
Underwriting fees, net	56,342
Trading losses, net of gains	(124,939)
Management and investment advisory fees	25,737
Other	3
Total revenues	237,746
Expenses	
Compensation and benefits	148,577
Interest	89,513
Fees paid to related parties	48,882
Outside processing and software	27,418
Occupancy and equipment	10,580
Other	25,660
Total expenses	350,630
Loss before income taxes	(112,884)
Income tax benefit	45,808
Net loss	$ (67,076)

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2008
(In Thousands)

Subordinated demand note payable to Parent, beginning of year	$	160,000
Repayment of subordinated demand note		–
Issuance of subordinated demand note		–
Subordinated demand note payable to Parent, end of year	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2008
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated (Deficit)	Total
Balance, December 31, 2007	$ 100	$ 299,870	$ 47,624	$ 347,594
Contribution from Parent	–	130,000	–	130,000
Net loss	–	–	(67,076)	(67,076)
Other	–	–	2,471	2,471
Balance, December 31, 2008	$ 100	$ 429,870	$ (16,981)	$ 412,989

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2008
(In Thousands)

Operating activities		
Net loss	$	(67,076)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		5,059
Deferred tax benefit		(42,870)
(Increase) decrease in operating assets:		
Cash and securities segregated under Federal and other regulations		(3,955)
Securities purchased under agreements to resell		600,084
Securities owned		(671,103)
Securities not readily marketable		1,985
Receivables:		
Brokers and dealers		(6,392)
Customers		(10,303)
Unsettled securities transactions, net		(19,634)
Accrued interest and other income receivable		(1,178)
Due from related parties		3,976
Other assets		(52,932)
Increase (decrease) in operating liabilities:		
Securities sold but not yet purchased		123,630
Securities sold under agreements to repurchase		(158,193)
Accrued compensation and benefits		5,816
Accrued interest payable and other liabilities		91,531
Due to related parties		54,915
Payable for unsettled securities transactions		(6,740)
Payables to brokers and dealers		13,508
Customer payables		2,798
Net cash used in operating activities		(137,074)
Investing activities		
Capital expenditures		(1,022)
Net cash used in investing activities		(1,022)
Financing activities		
Contribution from Parent		130,000
Other short-term borrowed funds		395,103
Borrowings from related parties under lines of credit, net		(270,822)
Net cash provided by financing activities		254,281
Net change in cash and cash equivalents		116,185
Cash and cash equivalents, beginning of year		313
Cash and cash equivalents, end of year	$	116,498
Supplemental cash flow information		
Cash paid:		
Interest	$	82,654
Income taxes to Parent		48,915

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade, on December 31, 2008, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions, for which the last quoted ask price is used. The resulting difference between cost and market is included in the statement of operations.

1. Summary of Significant Accounting Policies (continued)

Corporate Finance, Underwriting, and Management and Investment Advisory Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management and investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of transaction-related expenses.

Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers. The revenues are recognized on the trade date, which is when substantially all the efforts in generating the commissions have been completed.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

1. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2008.

Goodwill

Under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company completed its annual review of goodwill prior to December 31, 2008, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $33.6 million at December 31, 2008. A valuation allowance has not been established against the Company's deferred tax assets as of December 31, 2008, as the Company has determined that it is more likely than not that all such tax assets will be realized in the future.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2008, a U.S. Treasury bill carried at a fair value of $10,118,389 and $4,001,000 of cash have been segregated in a special reserve account for the benefit of customers of the Company under Securities and Exchange Commission (SEC) Rule 15c3-3.

3. Securities Under Agreements To Resell and Repurchase

Securities under agreement to resell and repurchase are collateralized primarily by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% and 106% of the underlying securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2008, the Company had accepted collateral with a fair value of $2.12 billion that the Company is permitted by contract or custom, to sell or re-pledge, and had re-pledged $1.74 billion of that collateral. Total collateral pledged, as of December 31, 2008, amounted to $2.58 billion.

4. Fair Value of Financial Instruments

The Company's financial instruments are valued based on quoted market prices or, if quoted market prices are not available, on quoted market prices of comparable instruments. In instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data in order to approximate fair value. This data may be internally developed and considers risk premiums that a market participant would require. As a

4. Fair Value of Financial Instruments (continued)

result, the recorded amounts of these financial instruments reflect management's best estimate of fair value at December 31, 2008.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with SFAS No. 157, *Fair Value Measurements*. In accordance with SFAS No. 157, the Company applied the following fair value hierarchy:

Level 1 - Assets and liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2 - Assets and liabilities valued based on observable market data for similar instruments.

Level 3 - Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

4. Fair Value of Financial Instruments (continued)

The following table represents trading assets and liabilities measured at fair value on a recurring basis.

	Assets/Liabilities Measured at Fair Value December 31, 2008	Fair Value Measurement at December 31, 2008, Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)			
Securities owned	$ 1,780,659	$ 98,021	$ 1,179,042	$ 503,596
Securities sold but not yet purchased	365,405	218,600	146,805	–

4. Fair Value of Financial Instruments (continued)

Financial instruments that have significant unobservable trading activity (i.e., inactive markets) or where indicative third-party prices contain wide bid/ask spreads were classified as level 3 instruments due to the significance of unobservable inputs, namely credit and liquidity risk, in estimating the fair value. The Company used significant unobservable inputs (level 3) to fair value certain financial instruments as of December 31, 2008. The need to use unobservable inputs generally results from the lack of market liquidity, which has resulted in diminished observability of both actual trades and assumptions that would otherwise be available to value these instruments.

Trading Assets	Fair Value Measurements Using Significant Unobservable Inputs
	(In Thousands)
Beginning balance January 1, 2008	$ –
Included in net loss	(15,047)
Purchases and issuances	132,646
Sales	(57,640)
Paydowns and maturities	(13,148)
Transfers into Level 3	456,785
Ending balance December 31, 2008	$ 503,596
The amount of total gains or (losses) for the 12 months ended December 31, 2008, included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2008	$ (15,047)

4. Fair Value of Financial Instruments (continued)

The Company transferred certain trading assets into level 3 due to the illiquidity of these securities and lack of market observable information to value these securities. Even when third-party pricing has been available, the limited trading activity and illiquidity resulting from current market conditions has challenged the observability of these quotations. Auction rate securities (ARS) purchased since the auction rate market began failing in February 2008 have all been considered level 3 securities. ARS include municipal bonds, nonmarketable preferred equity securities, and ABS collateralized by student loans or trust preferred bank obligations. Under a functioning ARS market, ARS could be remarketed with tight interest rate caps to investors targeting short-term investment securities that re-price every 7 to 28 days. Unlike other short-term instruments, however, these ARS do not benefit from back-up liquidity lines of credit, and therefore, as auctions began to fail, investors were left with securities that were more akin to longer term, 20 to 30 year illiquid bonds, with the anticipation that auctions will continue to fail in the foreseeable future. The combination of materially increased tenors, capped interest rates, and general market illiquidity has had a significant impact on the risk profiles and market values of these securities, and has resulted in the use of valuation techniques and models that rely on significant inputs that are largely unobservable.

5. Premises and Equipment

	Useful Life	At December 31, 2008
	(In Thousands)	
Building and improvements	2-40 years	$ 704
Leasehold improvements	1-30 years	14,996
Furniture and equipment	1-20 years	46,806
Construction in process		2,175
		64,681
Less accumulated depreciation		(51,710)
Total premises and equipment		$ 12,971

5. Premises and Equipment (continued)

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2014, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows (in thousands):

2009	$	4,292
2010		4,306
2011		4,155
2012		4,126
2013		4,116
Thereafter		4,100
Total minimum lease payments	$	25,095

Rental expense for the year ended December 31, 2008, was $4.7 million.

6. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2008 (in thousands):

U.S. government obligations	$	218,600
Corporates		146,805
	$	365,405

7. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension plan and other employee benefits were approximately $14.4 million in 2008, all of which is included in compensation and benefits in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (the Stock Plan), under which the Parent's Compensation Committee has the authority to grant stock options, and restricted stock to key employees of the Company. Stock options are granted at a price which is no less than the fair market value of a share of SunTrust Banks, Inc. common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vest after three years and generally have a maximum contractual life of ten years. Upon option exercise, shares are issued to employees from treasury stock.

Shares of restricted stock may be granted to employees and directors and typically cliff vest after three years. Restricted stock grants may be subject to one or more objective, employment, performance, or other forfeiture conditions as established by the Compensation Committee at the time of grant. Any shares of restricted stock that are forfeited will again become available for issuance under the plan. An employee or director has the right to vote the shares of restricted stock after grant until they are forfeited or vested. Compensation cost for restricted stock is equal to the fair market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock.

The fair value of each stock option award is estimated on the date of grant, by the Parent, using a Black-Scholes valuation model that uses assumptions noted in the following table. Expected volatility is based on the historical volatility of the Parent's stock, using daily price observations over the expected term of the stock options. The expected term represents the period of time that stock options granted are expected to be outstanding and is derived from historical data which is used to evaluate patterns such as stock option exercise and employee termination. The Company did not perform a separate analysis of expected term for the Company's participants, but expects

7. Employee Benefits (continued)

differences in expected term between Company participants and Parent participants to have an immaterial impact on the fair value of the options granted. The expected dividend yield is based on recent dividend history, given that yields are reasonably stable. The risk-free interest rate is the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average fair value of options granted during 2008 was $7.63 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	5.62%
Expected stock price volatility	25.73%
Risk-free interest rate (weighted average)	2.63%
Expected life of options	6 years

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2008 was approximately $13,278 and $1,018,404, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2008, there was approximately $17.0 million of unrecognized stock-based compensation expense related to nonvested stock.

8. Transactions With Related Parties

During the year ended December 31, 2008, the Company engaged in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries. The total costs for these services are allocated among the Parent's subsidiaries. In 2008, the cost of these services allocated to the Company was $20.1 million. In addition, the Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In 2008, total referral fees paid to the Parent and affiliates totaled $28.8 million. In addition to paying for services and referral fees, the Company receives payment from the Parent and affiliates for providing certain management and investment advisory, underwriting, and corporate finance services. In 2008, payments received for such activities totaled $12.3 million. Balances with respect to related parties at December 31, 2008, are (in thousands):

8. Transactions With Related Parties (continued)

Cash and cash equivalents	$ 116,498
Cash segregated under Federal and other regulations	4,001
Securities purchased under agreements to resell	1,493,038
Securities owned	417,634
Secured demand note receivable from Parent	160,000
Securities sold under agreements to repurchase	1,689,644
Due to related parties	76,737
Notes payable to related parties	385,000
Subordinated demand note payable to Parent	160,000
Revenues:	
Interest	29,341
Management and investment advisory fees	7,386
Underwriting fees	2,075
Corporate finance fees	2,796
Other	10
Expenses:	
Interest	44,909
Fees paid to related parties	48,882

The Company has a $385 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 1.22% at December 31, 2008, with interest due monthly. At December 31, 2008, the outstanding balance on this unsecured line of credit was $385 million.

8. Transactions with Related Parties (continued)

The Company has a $160 million subordinated collateralized non-interest-bearing note payable with the Parent that matures on December 15, 2009. Under the terms of the note payable, the Parent provided the Company with a non-interest-bearing note receivable, collateralized by marketable securities owned by the Parent. The subordinated note payable is covered by agreements approved by FINRA, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 13), it may not be repaid. Furthermore, the Company must notify FINRA within six months of the Company's intent to make payments. As of December 31, 2008, no such notices had been presented to FINRA.

The Company also has a $400 million unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. Any advances and accrued interest are due the following business day. At December 31, 2008, there were no outstanding borrowings under the facility.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2008, there were no outstanding borrowings under the facility.

9. Income Taxes

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with SFAS No. 109, *Accounting for Income Taxes*, are as follows:

	For the Year Ended December 31, 2008		
	Current	Deferred	Total
		(In Thousands)	
Federal	$ (3,487)	$ (34,074)	$ (37,561)
State	549	(8,796)	(8,247)
	$ (2,938)	$ (42,870)	$ (45,808)

9. Income Taxes (continued)

A reconciliation of the expected income tax benefit computed at the federal statutory income tax rate and to the Company's actual income tax expense is as follows:

	Year Ended December 31, 2008 (In Thousands)
Income tax benefit at federal statutory rate of 35%	$ (39,509)
State income taxes, net of federal benefit	(5,361)
Tax-exempt interest	(856)
Other	(82)
Total income tax benefit	$ (45,808)

The benefit from income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

The Company's temporary differences, which give rise to the net deferred tax asset are as follows:

	December 31, 2008 (In Thousands)
Securities	$ 29,634
Employee benefits	(4,940)
Fixed assets	2,618
Accrued expenses	3,643
Other	2,620
Total deferred tax asset	$ 33,575

9. Income Taxes (continued)

No unrecognized tax benefits have been recorded under FIN 48, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Parent files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. The Company's federal returns through 2004 have been examined by the Internal Revenue Service (IRS) and issues for the tax years 1997 through 2004 are still in dispute. The resolution of these issues could have an impact on the Company, but the impact is not expected to be material. An IRS examination of the Company's 2005 and 2006 Federal tax returns is currently in progress. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

10. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008, which were subsequently settled, had no material effect on the financial statements for the period presented.

The Company has a $300 million uncommitted, secured revolving line of credit with the Bank of New York. The line of credit requires the segregation of the Company's collateral overnight and a rate of Federal Funds plus 25 bps. At December 31, 2008, there were no outstanding borrowings under the facility.

In September 2008, the Federal Reserve Bank of Boston (the Fed) instituted the ABCP MMMF Liquidity Facility program (the Program) that allows eligible depository institutions, bank holding companies, and affiliated broker-dealers to purchase certain asset-backed commercial paper (ABCP) from certain money market mutual funds (the MMMF). These purchases will be made by the participating institution at a price equal to the MMMF's amortized cost. The Fed will then make a fixed-rate nonrecourse loan to the participating institution that will mature on the same date as the ABCP that was purchased with a specific draw. As of December 31, 2008, the Company owned $400 million of eligible ABCP at a value of $399.6 million. Per the terms

10. Commitments and Contingencies (continued)

of the Program, the Company also had outstanding loans from the Fed in the amount of $399.6 million. Subsequent to December 31, all of this ABCP matured, and the Company collected 100% of the par amount of this ABCP from the issuer and repaid the loan to the Fed. At December 31, this ABCP was classified within trading assets and carried at fair value; the loans from the Fed were elected to be carried at fair value pursuant to the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* and classified within short-term debt. Because of the nonrecourse nature of the loan, the Company did not recognize through earnings any differences in fair value between the loans and the ABCP.

In September 2008, the Company entered into an agreement in principle with FINRA related to the sales of ARS by the Company. This agreement is nonbinding and is subject to the negotiation of a final settlement. At this time, there is no final settlement with FINRA. Notwithstanding that fact, the Company announced in November that it will move forward with ARS repurchases from essentially the same categories of investors who would have been covered by the agreement in principle with FINRA. Additionally, the Company has elected to purchase ARS from certain other investors not addressed by the agreement. The total par amount of ARS the Company expect to purchase is approximately $464.2 million, although the Company expects that calls or redemptions of certain of the ARS could occur before or shortly after purchase by the Company and these would reduce this amount. Nearly $131.4 million (par) of ARS had been purchased through December 31, 2008. The Company will concurrently sell these positions to the Parent at market value and, therefore, will not hold positions on the Company's balance sheet. The Company has determined that it has a probable loss pursuant to the provisions of SFAS No. 5, *Accounting for Contingencies,* that could be reasonably estimated at December 31, 2008, as the difference between the par amount and the estimated fair value of ARS that the Company believes it will likely purchase from investors. The total loss recognized as of December 31, 2008, was approximately $132.8 million, which is comprised of losses on probable future purchases and losses on ARS classified as trading securities that were purchased from investors through December 31, 2008.

10. Commitments and Contingencies (continued)

Litigation

In the normal course of business, the Company may become subject to litigation or claims which at times result in an accrual being recorded. The Company is not aware of any litigation or claims against the Company which would materially affect its business and operations.

11. Financial Instruments With Off-Balance-Sheet Risk

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in trading assets or liabilities. The Company enters into various off-balance-sheet financial instruments of this nature regarding mortgage-backed, to-be-announced (TBA) securities. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities sold but not yet purchased and in current period earnings. At December 31, 2008, the Company had TBA commitments totaling $66.3 million, resulting in net unrealized losses of $1.0 million.

12. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. For the year ended December 31, 2008, the Company experienced minimal net losses as a result of the indemnity. The clearing agreement expires May 2010.

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.1 million or 2.0% of aggregate debit balances arising from customer transactions, as defined. Additionally, the Company's minimum net capital must include an amount equal to 10% of excess market value, as defined, that is subject to reverse repurchase agreements. At December 31, 2008, the Company had net capital, as defined, of $107.2 million, which was $106.1 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008
(In Thousands)

Computation of net capital:		
Total shareholder's equity		$ 412,989
Add:		
Subordinated borrowings allowable in computation of net capital		160,000
Total capital and allowable subordinated borrowings		572,989
Deductions and/or charges:		
Nonallowable assets	$ 403,419	
Other deductions or charges	4,243	407,662
Net capital before haircuts on securities positions		165,327
Haircuts on securities:		
Trading assets:		
U.S. government and agency obligations	20,923	
Corporate obligations	29,961	
State and municipal obligations	2,434	
Bankers acceptance and CDs	1,150	
Stocks and warrants	3	
Other securities	212	
Undue concentration	3,458	58,141
Net capital		107,186
Computation of alternative net capital requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (or $1.1 million if greater) plus 10% of excess market value, as defined, that is subject to reverse repurchase agreements.		1,106
Excess net capital		$ 106,080
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater		$ 105,859

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2008, filed on February 27, 2009.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008
(In Thousands)

Credit balances:		
Customer-related fails to receive	$	10,312
Free credit balances and other credit balances in customers' security accounts		2,797
Total credit balances	$	13,109
Debit balances:		
Customer debit balances	$	10,879
Customer-related fails to deliver		774
Gross debits		11,653
Less 3%		(350)
Total debit balances	$	11,303
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	1,806
Required deposit:		None
Amount on deposit in the "Reserve Bank Account" at December 31, 2008	$	14,119

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2008, filed on February 27, 2009.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008
(In Thousands)

Market value and number of items of	
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control have been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession and control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.	None
Number of items	None

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2008, filed on February 27, 2009.

Ernst & Young LLP
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Shareholder and Board of Directors
SunTrust Robinson Humphrey, Inc.

In planning and performing our audit of the financial statements of SunTrust Robinson Humphrey, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

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practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

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ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2009

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